BLUON, INC.

Financial Statements
December 31, 2022 and 2021

Together with
Independent Auditors' Report

BLUON, INC.

TABLE OF CONTENTS

December 31, 2022

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bluon, Inc.

Opinion

We have audited the accompanying financial statements of Bluon, Inc., which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Bluon, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Bluon, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bluon, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bluon, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Bluon, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Pleasanton, California
May 31, 2023

BLUON, INC.
Balance Sheet

ASSETS

	December 31, 2022	December 31, 2021
Current assets:		
Cash and cash equivalents	$ 3,043,971	$ 11,344,409
Accounts receivable	916,554	981,903
Inventory	2,331,554	1,188,263
Prepaid inventory	-	3,324,578
Prepaids and other current assets	410,938	116,540
Total current assets	6,703,017	16,955,693
Fixed assets, net	476,139	357,959
Intangible assets, net	3,034,938	3,414,147
Right-of-use asset	205,119	-
Deposits	41,386	43,049
Total assets	$ 10,460,599	$ 20,770,848

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	December 31, 2022	December 31, 2021
Current liabilities:		
Accounts payable	$ 417,804	$ 1,568,437
Accrued liabilities	997,340	2,098,353
Lease liability	208,147	-
Total current liabilities	1,623,291	3,666,790
Long-term liabilities:		
Notes payable, net	9,285,733	2,774,488
Total liabilities	10,909,024	6,441,278
Contingencies		
Stockholders' equity (deficit):		
Convertible preferred stock, $0.0001 par value, 2,884,643 shares authorized at December 31, 2022 and 2021, respectively, 2,884,643 and 2,749,356 shares issued and outstanding at December 31, 2022 and 2021, respectively (liquidation preference of $35,480,466 at December 31, 2022)	288	274
Common stock, $0.001 par value, 5,350,000 shares authorized, 722,595 and 656,842 shares issued and outstanding at December 31, 2022 and 2021, respectively	73	66
Additional paid-in capital	48,599,092	45,464,595
Accumulated deficit	(49,047,878)	(31,135,365)
Total stockholders' equity (deficit)	(448,425)	14,329,570
Total liabilities and stockholders' equity (deficit)	$ 10,460,599	$ 20,770,848

The accompanying notes are an integral part of these financial statements

BLUON, INC.
Statement of Operations

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue, net	$ 11,203,849	$ 6,378,240
Costs and expenses:		
Cost of revenue	6,193,337	4,000,596
Software development	4,634,800	2,236,851
Software support	4,576,054	676,567
General and administrative	6,227,728	4,098,719
Sales and marketing	5,876,894	2,628,676
Research and development	333,682	1,209,489
Total costs and expenses	27,842,495	14,850,898
Loss from operations	(16,638,646)	(8,472,658)
Other income (expense), net:		
Interest expense, net	(947,078)	(164,528)
Forgiveness of small business administration loan	-	428,926
Other expense, net	(323,113)	(466,091)
	(1,270,191)	(201,693)
Loss before provision for income taxes	(17,908,837)	(8,674,351)
Provision for income taxes, all current	3,676	1,600
Net loss	$ (17,912,513)	$ (8,675,951)

The accompanying notes are an integral part of these financial statements

BLUON, INC.

Statement of Stockholders' Equity (Deficit)

	Preferred Stock		Common Stock		Simple Agreement for Future Equity	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	1,121,303	$ 112	600,000	$ 60	$ 3,875,000	$ 19,528,590	$ (22,459,414)	$ 944,348
Issuance of SAFEs	-	-	-	-	250,000	-	-	250,000
Conversion of SAFEs into convertible notes	-	-	-	-	(4,125,000)	-	-	(4,125,000)
Issuance of preferred stock net of issuance costs of $1,300,284	784,667	78	-	-	-	13,199,831	-	13,199,909
Issuance of preferred stock upon conversion of convertible notes and accrued interest	843,386	84	-	-	-	12,468,029	-	12,468,113
Issuance of common stock warrants	-	-	-	-	-	109,891	-	109,891
Issuance of common stock upon exercise of warrants	-	-	10,000	1	-	99	-	100
Issuance of common stock upon exercise of stock options	-	-	46,842	5	-	62,823	-	62,828
Stock-based compensation	-	-	-	-	-	95,332	-	95,332
Net loss	-	-	-	-	-	-	(8,675,951)	(8,675,951)
Balance at December 31, 2021	2,749,356	274	656,842	66	-	45,464,595	(31,135,365)	14,329,570
Issuance of preferred stock	135,287	14	-	-	-	2,499,982	-	2,499,996
Issuance of common stock warrants for services	-	-	-	-	-	329,303	-	329,303
Amortization of common stock warrants	-	-	-	-	-	38,595	-	38,595
Issuance of common stock upon exercise of stock options	-	-	65,753	7	-	111,803	-	111,810
Stock-based compensation	-	-	-	-	-	154,814	-	154,814
Net loss	-	-	-	-	-	-	(17,912,513)	(17,912,513)
Balance at December 31, 2022	2,884,643	$ 288	722,595	$ 73	$ -	$ 48,599,092	$ (49,047,878)	$ (448,425)

The accompanying notes are an integral part of these financial statements

BLUON, INC.
Statement of Cash Flows

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$ (17,912,513)	$ (8,675,951)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	444,908	292,190
Non-cash interest expense related to debt discount amortization	20,146	34,880
Non-cash interest expense related to debt issuance cost amortization	31,069	18,273
Non-cash paid-in-kind interest	460,030	50,500
Non-cash lease expense	3,028	-
Forgiveness of small business administration loan	-	(428,926)
Issuance of common stock warrants for services	329,303	-
Amortization of common stock warrants	38,595	-
Stock-based compensation	154,814	95,332
Changes in operating assets and liabilities:		
Accounts receivable	65,349	(637,261)
Prepaid inventory and expenses	3,030,180	(3,306,571)
Inventory	(1,143,291)	(738,430)
Deposits	1,663	(20,200)
Accounts payable	(1,150,633)	888,317
Accrued liabilities	(1,101,013)	1,955,163
Net cash used in operating activities	(16,728,365)	(10,472,684)
Cash flows from investing activities:		
Purchase of intangible assets	-	(2,881,220)
Purchase of fixed assets	(183,879)	(129,410)
Net cash used in investing activities	(183,879)	(3,010,630)
Cash flows from financing activities:		
Proceeds from issuance of SAFEs	-	250,000
Proceeds from issuance of common stock upon exercise of stock options	111,810	62,828
Proceeds from issuance of common stock upon exercise of warrants	-	100
Proceeds from issuance of convertible preferred stock	2,499,996	13,199,909
Proceeds from issuance of notes payable	6,000,000	3,000,000
Proceeds from issuance of convertible notes payable	-	8,115,726
Net cash provided by financing activities	8,611,806	24,628,563
Increase (decrease) in cash and cash equivalents	(8,300,438)	11,145,249
Cash and cash equivalents, beginning of year	11,344,409	199,160
Cash and cash equivalents, end of year	$ 3,043,971	$ 11,344,409
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ 3,676	$ 1,600
Cash paid for interest	$ 1,376,762	$ -
Supplemental disclosure of non-cash financing activities		
Conversion of convertible notes and accrued interest into preferred stock	$ -	$ 12,468,113
Conversion of SAFEs to convertible notes	$ -	$ 4,125,000
Fair value of warrants issued as a debt discount	$ -	$ 109,891

The accompanying notes are an integral part of these financial statements

BLUON, INC.
Notes to Financial Statements
December 31, 2022

Note 1 - Organization and operations:

Bluon, Inc. (the "Company" or "Bluon") provides support and an e-commerce platform to increase the productivity and efficiency of HVAC technicians and brick-and-mortar distributors. With Bluon, techs finally have a single source platform that is brand-agnostic for: community interaction, equipment documentation, live 24/7 tech support and for acquiring parts and materials from their local distributor - saving contractors hours daily and increasing the profitability of their business. Bluon supports distributors with the industry's most comprehensive parts and equipment database enabling next-generation cross reference capabilities while connecting them directly to Bluon's member technicians through Bluon's network and platform. By streamlining how contractors and their technicians communicate and transact with their local distributors, Bluon dramatically increases the efficiency for both parties. Additionally, Bluon generates revenue through the sale of its proprietary refrigerant, TdX20, the lowest GWP R-22 replacement available.

For more information about Bluon, visit www.bluon.com. Bluon was incorporated in the state of Delaware on March 11, 2019 and is headquartered in Irvine, California.

Liquidity and capital resources - The Company has experienced planned net operating losses and negative cash flows from operations since inception. As of December 31, 2022, the Company has accumulated a deficit of approximately $49,599,000 and experienced negative cash flows from operations of approximately $16,728,000 during fiscal year 2022. To date, the Company has financed its operations primarily through private equity and debt offerings. Based on current forecasts, the Company believes that its current cash position will be sufficient to meet its anticipated needs for working capital for at least twelve months from the date of the auditors' report. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2 - Summary of significant accounting policies:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Note 2 - Summary of significant accounting policies (continued):

Concentration of credit risk - Substantially all of the Company's cash is held by one financial institution that management believes is of high credit quality, financially stable, and accordingly, minimal credit risk exists. Deposits at times may exceed federally insured limits.

At December 31, 2022 and 2021 approximately 69% and 77% of the Company's accounts receivable was due from three customers, respectively. For the years ended December 31, 2022 and 2021, 23% and 59% of total revenues were from one and four customers, respectively. All account receivable balances from these customers are expected to be collectible.

For the years ended December 31, 2022 and 2021 the Company purchased all of their finished goods from one supplier. Although there are a limited number of suppliers, management believes that it could obtain similar products on comparable terms without significant business interruption.

Fixed assets, net - Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives, typically from 3 to 5 years. Leasehold improvements are depreciated over the shorter of either the useful life or the remaining term of the lease, unless a common control lease whereby the useful life is used. Maintenance and repairs are charged to operations as incurred.

Intangible assets, net - Intangible assets consist of intellectual property, capitalized development costs, a database asset, and a domain name and are stated at cost net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which are generally ten to fifteen years, other than the Company's domain name which has an indefinite useful life. The Company evaluates a number of factors to determine the useful life of intangible assets.

Impairment of long-lived assets - The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable. The Company will recognize an impairment loss equal to the amount by which the asset's carrying amount exceeds its fair value. No impairment of long-lived assets has been recorded to date.

Inventory - Inventory consists of raw materials, parts, and finished goods. Inventory is stated at the lower of cost or net realizable value and is valued on a weighted average basis. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions. At December 31, 2022 and 2021, the Company did not make any reserves for estimated excess and obsolete inventory as the Company believes any reserve would be immaterial.

Note 2 - Summary of significant accounting policies (continued):

Inventory (continued) - The Company is subject to hydrofluorocarbon ("HFC") regulations and exceeded its HFC allowances in 2022. Therefore, the Company purchased HFC allowances from a third-party of approximately $1,181,000 during 2022. The purchased allowances were capitalized into inventory and will be relieved through cost of goods sold as inventory is sold.

Revenue recognition - The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The Company recognizes revenue when control of the goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to, in exchange for those goods and services. All revenue reported on the statement of operations consists of revenue from contracts with customers.

Recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the company satisfies a performance obligation

The Company earns revenue through a transaction fee assessed to distributors that fulfill orders that originate from the Bluon app, at which time the revenue is recognized. Additionally the Company earns revenue through the sale of refrigerant to HVAC distributors. For refrigerant sales, any discounts are allocated to the relevant performance obligation for which they relate and are recorded as net revenue. A contract is enforceable when the customer sends a purchase order to the Company. The Company's performance obligations are to deliver the purchased items to the customer, at which time, revenue is recognized. The transaction price is determined to be the amount identified in the contract.

The Company records certain warrants issued to customers in accordance with ASC 606 and ASC 718, *Share Based Payments,* as a reduction of revenue (Note 10).

All of the Company's contracts have an expected term of less than one year therefore the Company utilizes the practical expedient approach under ASC 606 and does not disclose the value of unsatisfied performance obligations. The Company has elected the optional exemption to not capitalize costs to obtain a contract since all of its contracts have a duration of one year or less for the years ended December 31, 2022 and 2021. Such costs considered for capitalization were immaterial for the years ended December 31, 2022 and 2021.

Note 2 - Summary of significant accounting policies (continued):

Shipping and handling charges - The Company reports shipping and handling fees charged to customers as part of revenue and the associated expense as part of cost of revenue.

Sales and use tax - The Company is required to withhold and remit various federal, state and local taxes which are presented net for financial statement purposes.

Warranty - The Company offers a standard warranty of one year for sales of refrigerant, which allows for repair and service of the installed product. Warranty expenses have historically been immaterial, as such, the Company has determined that no accrual for warranty liability was necessary at December 31, 2022 and 2021.

Accounts receivable - The Company extends credit to its customers in the normal course of business. The Company does not require cash collateral or other security to support customer receivables. Payments are typically due partially upfront and partially upon delivery of the final deliverable. Accounts receivable represent amounts invoiced but not yet paid by customers. The allowance for doubtful accounts is evaluated based on the specific-identification method. No allowance was determined to be necessary at December 31, 2022 and 2021. The opening balance of accounts receivable as of January 1, 2021 was approximately $345,000.

Fair value measurements - The accounting guidance for fair value measurements defines fair value as the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurement requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The fair value hierarchy is as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (continued) - The methods described above may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income taxes - The Company accounts for income taxes under the asset and liability method, which requires that deferred income taxes be provided for temporary differences between the tax basis of the Company's assets and liabilities and their financial statements, reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company applies ASC 740, *Accounting for Uncertain Tax Positions*, in accordance with GAAP. Accounting for Uncertain Tax Positions requires the Company to use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. For the years ended December 31, 2022 and 2021, the Company did not accrue any interest or penalties.

Advertising - The Company records advertising costs as incurred. Advertising expenses were approximately $1,126,000 and $976,000 for the years ended December 31, 2022 and 2021 and are included in sales and marketing expenses on the statement of operations.

Note 2 - Summary of significant accounting policies (continued):

Research and development - Costs to develop the Company's products are expensed as incurred in accordance with GAAP. These costs include salaries and other personnel related expenses, contractor fees, facility costs, supplies, depreciation of equipment, and other outside services associated with the design and development of new products prior to the establishment of their technological feasibility, or the completion of the preliminary project stage. These costs are included in research and development expense on the statement of operations. To date the Company has capitalized approximately $871,000 for development costs related to its main product in prior years.

Leases - Effective January 1, 2022, the Company adopted Accounting Standards Update ("ASU"), 2016-02, *Leases (Topic 842)*. Under ASC 842, the Company determines if an arrangement is a lease at inception. Lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are measured at the lease commencement date as the present value of future minimum lease payments over the term of the lease. Lease assets are measured as the lease liability plus initial direct costs and prepaid lease payments less lease incentives. In measuring the present value of the future minimum lease payments, the Company uses the risk-free rate. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. Leases with terms of 12 months or less are not recorded on the Company's balance sheet. Lease expense is recognized on a straight-line basis over the lease terms, or in some cases, the useful life of the underlying asset. The Company accounts for the lease and non-lease components as a single lease component. The Company elected the optional transition approach of not adjusting its comparative period financial statements for the adoption of ASC 842, and as a result, the Company's balance sheet as of December 31, 2021, was not restated to reflect the adoption of ASC 842.

Stock-based compensation - The Company measures and recognizes stock-based compensation expense in the financial statements for all share-based payment awards made to employees, directors, and non-employees based on estimated fair values on date of grant based on the Black-Scholes option pricing model.

The Company's determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by the Company's estimated fair value of common stock as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise and forfeiture behaviors.

BLUON, INC.
Notes to Financial Statements
December 31, 2022

Note 2 - Summary of significant accounting policies (continued):

Subsequent events - The Company has evaluated subsequent events through the date that the financial statements were available to be issued which is the date of the independent auditors' report.

Recent accounting pronouncements - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*. This ASU revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities, accounts receivable, and certain off-balance sheet commitments. ASU 2016-13, and subsequent updates, broadens the information that an entity must consider in developing its estimate of credit losses expected to occur over the contract life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts, replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. ASU 2016-13 is effective for fiscal years ending after December 15, 2022. Management is evaluating the impact of adopting this pronouncement on the financial statements.

Reclassifications - Prior period financial statements amounts have been reclassified to conform to current period presentation. There was no impact to the Company's previously reported net loss resulting from these reclassifications.

Note 3 - Balance sheet components:

Inventory consists approximately of the following at December 31, 2022 and 2021:

	2022	2021
Finished goods	$ 2,111,000	$ 853,000
Raw materials	88,000	199,000
Parts	133,000	136,000
	$ 2,332,000	$ 1,188,000

Note 3 - Balance sheet components (continued):

Fixed assets, net consist approximately of the following at December 31, 2022 and 2021:

	2022	2021
Machinery and equipment	$ 321,000	$ 284,000
Furniture and fixtures	220,000	117,000
Computers and software	83,000	40,000
Leasehold improvements	17,000	17,000
	641,000	458,000
Less: accumulated depreciation	(165,000)	(100,000)
	$ 476,000	$ 358,000

Depreciation expense was approximately $66,000 and $41,000 for the years ended December 31, 2022 and 2021, respectively.

Intangible assets, net consist approximately of the following at December 31, 2022 and 2021:

	2022	2021	Useful Life
Purchased intellectual property	$ 1,000,000	$ 1,000,000	10 years
Capitalized development costs	871,000	871,000	10 years
Purchased database asset	2,881,000	2,881,000	15 years
Purchased domain name	80,000	80,000	Indefinite
	4,832,000	4,832,000	
Less: accumulated amortization	(1,797,000)	(1,418,000)	
	$ 3,035,000	$ 3,414,000	

Amortization expense was approximately $379,000 and $251,000 for the years ended December 31, 2022 and 2021, respectively.

Note 3 - Balance sheet components (continued):

Accrued liabilities consist approximately of the following at December 31, 2022 and 2021:

	2022	2021
Accrued compensation	$ 313,000	$ 74,000
Accrued professional fees	400,000	1,893,000
Accrued interest	136,000	51,000
Accrued marketing	46,000	14,000
Other accrued expenses	102,000	66,000
	$ 997,000	$ 2,098,000

Note 4 - Leases:

Effective January 1, 2022, the Company recorded a right-of-use asset and corresponding lease liability of approximately $435,000 related to the Company's operating leases. Lease liabilities are measured at the lease commencement date as the present value of future minimum lease payments over the term of the lease. In measuring the present value of the future minimum lease payments, the following assumptions are used:

- Minimum lease payments are measured as the initial direct costs and prepaid lease payments less any lease incentives.
- A discount rate equal to the risk-free rate at the measurement date is used in accordance with a practical expedient allowed under ASC 842.
- The lease term is the non-cancelable period of the underlying lease. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably certain at lease inception.

Note 4 - Leases (continued):

The Company elected the package of practical expedients permitted under the transition guidance associated with ASC 842, which, allows the Company to carry forward the historical lease classification of those leases in place as of January 1, 2022. The Company also elected a practical expedient whereby the written terms of a common control lease may be utilized in establishing the terms of a lease. Under this expedient related leasehold improvements are required to be amortized over the useful life rather than the shorter of the useful life and the lease term. The Company elected to apply this practical expedient prospectively for any new or modified leases subsequent to adoption.

The effect of adopting ASC 842 on the Company's consolidated balance sheet as of January 1, 2022, were as follows:

	December 31, 2021	ASC 842 Adoption Adjustment	Adjusted Balances As of January 1, 2022
Assets:			
Right-of-use asset	$ -	$ 435,289	$ 435,289
Liabilities:			
Lease liability, current	$ -	$ 227,142	$ 227,142
Lease liability, long-term	-	208,147	208,147
	$ -	$ 435,289	$ 435,289

The Company has two operating leases, one with a related party, and one with a third party, for office facilities in California and Maryland, one of which has a renewal option for two years.

The Company has two office lease agreements with both lease and non-lease components. All expenses associated with a lease contract are accounted for as lease expenses. The Company evaluated whether contracts contain embedded leases under the guidance and did not identify any additional leases as a result of this evaluation.

As of December 31, 2022, the weighted-average remaining lease term for operating leases was 0.9 years. The weighted-average discount rate used to determine the Company's operating lease liability was 0.78%. During the years ended December 31, 2022 and 2021, lease expense for operating leases was approximately $272,000 and $215,000, respectively, which included $40,000 and $34,000, respectively, of variable lease costs. Variable lease costs include certain additional charges for operating costs, including insurance, maintenance, taxes and other costs incurred, which are billed based on both usage and as a percentage of the Company's share of total square footage.

Note 4 - Leases (continued):

The Company entered into an agreement in May 2019 to purchase a domain name. This agreement requires payments of $2,000 per month over three years, expiring in April 2023. The related liability is not material at December 31, 2022 and 2021.

As of December 31, 2022, the Company's operating lease liability related to future lease maturities for the year ending December 31, 2023. Undiscounted future payments on these outstanding liabilities were approximately $208,000.

Note 5 - Small business administration loan:

In May 2020, the Company received loan proceeds in the amount of approximately $424,000 under the Paycheck Protection Program ("PPP") administered by the Small Business Administration ("SBA"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses, as defined, of the qualifying business. The loans and accrued interest may be forgiven after the applicable period (8 or 24 weeks) as long as the borrower uses the loan proceeds for eligible purposes, as defined, and maintains relative headcount and payroll base. Any amount not forgiven is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

In 2021, the Company obtained confirmation of forgiveness from the lender and the SBA and recorded the forgiveness of the debt and accrued interest as other income on the statement of operations for the year ended December 31, 2021.

Note 6 - Notes payable:

Convertible notes - In 2021, the Company converted all outstanding simple agreements for future equity ("SAFEs" see Note 8), into convertible promissory notes. These convertible promissory notes accrued interest at 0.13% and converted at a 20% discount from the original issue price of the Company's next equity financing of at least $3,000,000.

In 2021, the Company issued approximately $8,335,000 in additional convertible promissory notes. These notes accrue interest at interest rates ranging from 0.12% to 0.19% and all convert at a 20% discount from the original issue price of the Company's next equity financing of at least $3,000,000. In connection with convertible notes issued in 2021, the Company issued a warrant to purchase 10,000 shares of common stock. This warrant was valued at approximately $29,000 at the date of issuance and was amortized to interest expense through the date the note was converted to equity in December 2021. In December 2021, all outstanding convertible promissory notes plus accrued interest were converted into 843,386 shares of Series B-1 Preferred Stock.

Note 6 - Notes payable (continued):

Note payable - In 2021 the Company entered into a $9,000,000 note agreement with a third party lender, under which $3,000,000 was drawn down in 2021. In 2022, the Company drew down the remaining $6,000,000. This note accrues interest at a base rate of 6% plus a compounding rate of 6% which converts into paid-in-kind principal balance on a monthly basis. Accrued interest on the base rate shall be payable in arrears on the first day of each calendar quarter, while accrued interest on the compounding rate shall be payable on the note maturity date. The note matures in September 2025 on the fourth anniversary of the closing date. The note agreement requires the Company to comply with various financial and non-financial covenants. Management is not aware of any covenant violations.

In connection with notes payable issued in 2021, the Company issued a warrant to purchase 37,569 shares of common stock. This warrant was valued at approximately $110,000 at the date of issuance and is amortized to interest expense over the term of the note. In connection with the issuance of the note agreement the Company incurred approximately $220,000 of financing costs which were capitalized and amortized to interest expense over the term of the note. Interest expense related to the note for the years ended December 31, 2022 and 2021 was approximately $1,001,000 and $130,000, respectively.

Note 7 - Preferred stock:

The Company's Restated Certificate of Incorporation authorizes the Company to issue 2,884,643 shares of convertible preferred stock (the "Preferred Stock") at a par value of $0.0001. Of this authorized Preferred Stock, Series A, B, and B-1 were authorized to issue 1,121,303, 919,954, and 843,386 shares, respectively. As of December 31, 2022, all Preferred Stock authorized for issuance was issued and outstanding.

The rights, preferences and privileges of the convertible preferred stock are as follows:

Voting - Each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stockholder with the exception of the election of directors by the separate class vote of the holders of common stock. Each holder of common stock shall be entitled to one vote for each share of common stock held.

Protective provisions - So long as at least 639,989 shares of Preferred Stock remain outstanding, the Company shall not, without first obtaining the approval of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class, enter into certain transactions as defined by the Restated Certificate of Incorporation.

Note 7 - Preferred stock (continued):

Dividends - The holders of shares of Preferred Stock shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock of the Company at the applicable dividend rate. The dividend will be payable as and if declared by the board of directors and are not cumulative. Dividends will be paid at a rate 8% of the original issuance price for each share of Series A, B, and B-1 Preferred Stock as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of Preferred Stock were converted to common stock. No dividends have been declared or paid to date.

Conversion - Each share of Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock determined by dividing the original issue price by the applicable conversion price for such series (a 1:1 ratio as of December 31, 2022 and 2021). The initial conversion price is equivalent to the original issue price and is subject to adjustment, as defined by the Restated Certificate of Incorporation. Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the closing of the sale of the Company's common stock in a firm commitment underwritten public offering registered under the Securities Act of 1933 which results in gross proceeds to the Company of at least $30,000,000.

Liquidation - Upon a liquidation event, as defined in the Restated Certificate of Incorporation, the holders of the Preferred Stock shall be entitled to receive prior and in preference to any distribution of the proceeds of such liquidation event of the Company to the holders of common stock, the sum of the applicable original issue price of each class of stock, plus any declared but unpaid dividends through the date of the liquidation event. If the assets thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the full proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount each such holder is entitled to receive. After payment in full of the liquidation with respect to Preferred Stock, if any assets or funds remain in the Company, the remaining assets shall be distributed among the holders of the shares of common stock pro rata based on the number of shares held by each such holder.

Side letters - In 2021 the Company entered into several side letters in connection with the Series B financing providing certain investors and strategic partners and distributors pricing structures as it relates to the distribution and sale of the Company's product in 2022.

Note 8 - Simple agreement for future equity:

During 2019 through 2021, the Company issued $4,125,000 of SAFEs. The SAFEs convert at a discounted rate of 80% of the per share price of the next equity financing of at least $3,000,000. The SAFEs were classified as equity as the amounts are not redeemable except for in liquidation or dissolution of the Company as defined in the agreement. Upon liquidation or dissolution the purchase amounts will automatically be repaid to the investor on a pari passu basis with the other stockholders of the Company's Preferred Stock and other SAFE holders.

In 2021, the Company converted all of the outstanding SAFE agreements into convertible notes. See Note 6 for further detail over these convertible notes.

Note 9 - Common stock:

The Company's Restated Certificate of Incorporation authorized the Company to issue 5,350,000 shares of common stock, at a par value of $0.001 per share. The Company has designated 250,000 shares as Class A Non-Voting Common Stock and 5,100,000 shares as Common Stock. Preferred Stock is separately authorized under the Restated Certificate of Incorporation and the total number of shares the Company is authorized to issue is 8,234,643.

The Company is required to reserve the amount of common stock shares necessary to affect the conversion of all outstanding series of Preferred Stock.

Shares allocated and unallocated consisted of the following as of December 31, 2022:

Convertible preferred stock outstanding	2,884,643
Common stock warrants outstanding	363,042
Stock options outstanding and available for grant	1,095,593
Non-plan stock options available for grant	12,500
Common stock outstanding	722,595
Unallocated	3,156,270
Total shares	8,234,643

Note 10 - Common stock warrants:

Warrants to lender - In 2021, in connection with the issuance of convertible promissory notes and notes payable, the Company issued warrants to purchase 37,569 shares of common stock with an exercise price of $0.01. The warrants are exercisable for a period of 10 years from the grant date and expire in 2031. The fair value of the warrants at the date of issuance was approximately $110,000 and was recorded as a reduction to notes payable to be amortized over the life of the notes.

Warrant plan - In December 2021, the board approved a warrant plan whereby the Company may issue common stock warrant incentives to certain distributors to incentivize sales for the Company’s new product launched in 2022 (Warrant Plan). No warrants were issued in 2021. In 2022 the Company issued warrants for 102,300 shares of common stock with an exercise price of $0.01 under the plan to various distributors. The warrants are exercisable for a period of 5 years from the grant date and expire in 2027. These warrants had a fair value of approximately $449,000 and vest over 12 months in accordance with certain performance targets. Management expects all warrants to fully vest by the end of 2023. In accordance with ASC 606 and 718, these warrants were recorded as a reduction of revenue based on the amount expected to vest, amortized over the vesting period. The unamortized fair value of warrants under the Early Adopter Warrant Plan as of December 31, 2022 was approximately $343,000.

Vendor warrants - In July 2022, the Company issued a warrant to a vendor for 75,000 shares of common stock with an exercise price of $0.01 in exchange for development services. The warrants are exercisable for a period of 10 years from the grant date and expire in 2032. These warrants had a fair value of approximately $329,000 and vest immediately, as they were issued as payment for services performed throughout 2022. The related service expense was recorded as a component of software development expense on the statement of operations. The Company plans to issue future warrants as payment for services with this vendor. The Company accrued approximately $73,000 for amounts due to this vendor that are expected to be settled in future warrant issuances (as of December 31, 2022 this would represent 16,677 shares). These amounts are recorded as a component of accrued expenses on the balance sheet as of December 31, 2022 and 2021.

The following assumptions were used to value warrants issued in 2022 and 2021:

	2022	2021
Dividend yield	0%	0%
Risk-free interest rate	3.13% - 4.37%	0.21%-0.23%
Expected life in years	2.38	2.38
Volatility	37%	37%

In 2021, 10,000 warrants were exercised. No other warrants have been exercised.

Note 11 - Stock option plan:

In 2019, the Company adopted the 2019 Stock Plan (the "Stock Plan"), under which direct stock awards or options to acquire shares of the Company's common stock may be granted to employees, directors, and non-employees of the Company. The Stock Plan is administered by the Board of Directors and permits the issuance of options for the purchase of shares of the Company's common stock. As of December 31, 2022, 1,208,188 shares of the Company's stock were authorized for future issuance under the plan. Options granted under the Stock Plan generally vest over a four-year period and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter and expire 10 years from the date of grant.

The following table summarizes information about stock options outstanding under the Stock Plan at December 31, 2022:

		Outstanding Options	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2020	4,851	728,975	$ 1.45
Increase in reserve	414,362	-	
Options granted	(176,134)	176,134	1.30
Options exercised	-	(46,842)	1.42
Options canceled and forfeited	79,507	(79,507)	1.03
Balance at December 31, 2021	322,586	778,760	1.45
Increase in reserve	60,000	-	
Options granted	(383,264)	383,264	4.40
Options exercised	-	(65,753)	1.52
Options canceled and forfeited	59,315	(59,315)	3.86
Balance at December 31, 2022	58,637	1,036,956	$ 2.46

Note 11 - Stock option plan (continued):

Additional information about stock options outstanding under the Stock Plan at December 31, 2022 is as follows:

Options Outstanding			Options Vested		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Vested And Exercisable	Weighted-Average Exercise Price
$ 0.85	66,365	$ 0.85	6.23	66,365	$ 0.85
1.47	88,727	1.47	8.50	50,063	1.47
1.53	525,163	1.53	6.54	525,163	1.53
$ 4.40	356,701	$ 4.40	9.31	59,575	$ 4.40
	1,036,956			701,166	

The fair value of employee stock options granted during the years ended December 31, 2022 and 2021 under the Stock Plan was estimated to be $1.93 and $1.30 per share, respectively, on the date of grant using the market adjusted option-pricing model with the following assumptions:

	2022	2021
Dividend yield	0%	0%
Risk-free interest rate	2.15%-4.20%	0.71%-1.04%
Expected option life in years	5.98	5.73
Volatility	41.64%-43.78%	41.01-41.63%

The expected life computation is based on historical exercise patterns and post-vesting termination behavior. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Compensation expense recognized for options granted in 2022 and 2021 was approximately $155,000 and $95,000, respectively. Unamortized expense related to stock options of approximately $580,000 is expected to be recognized over the average remaining vesting period of approximately 3.02 years.

BLUON, INC.
Notes to Financial Statements
December 31, 2022

Note 12 - Income taxes:

The provision for income taxes consists of state minimum taxes. The Company has not recorded any deferred tax expenses as deferred tax assets are fully offset by a valuation allowance as of December 31, 2022.

A reconciliation between the expected income tax provision at the federal statutory tax rate and the reported income tax provision at December 31, 2022 and 2021 is approximately as follows:

	2022	2021
Federal income tax at statutory rate	$ (3,761,000)	$ (1,822,000)
State income tax, net of federal benefit	(684,000)	(466,000)
Change in valuation allowance	4,556,000	2,403,000
State net operating loss carryforward true up	-	(213,000)
Tax credits generated in current year	(132,000)	(43,000)
Permanent differences and other	25,000	142,600
	$ 4,000	$ 1,600

The approximate tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021 are related to the following:

	2022	2021
Depreciation and amortization	$ 183,000	$ (693,000)
Accrued expenses and reserves	19,000	(18,000)
Stock-based compensation	20,000	28,000
Right-of-use asset	(51,000)	-
Lease liability	52,000	-
Loss carryforwards	8,764,000	5,246,000
Tax credit carryforwards	181,000	49,000
Total	9,168,000	4,612,000
Valuation allowance	(9,168,000)	(4,612,000)
Net deferred taxes	$ -	$ -

Note 12 - Income taxes (continued):

The Company has incurred significant tax losses since inception. Based on the available objective evidence, management cannot conclude it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2022, the Company has federal net operating loss carryforwards of approximately $34,174,000 that arose after the 2017 tax year that will carryforward indefinitely. The Company has state net operating loss carryforwards of approximately $24,883,000 which will begin to expire in 2039.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carry forwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The impact of any limitations that may be imposed due to such ownership changes has not been determined.

As of December 31, 2022, the Company has research credit carryforwards of approximately $134,000 and $136,000 for federal and state tax purposes, respectively. If not utilized, the federal credits will expire in various amounts beginning in 2041. The California credits can be carried forward indefinitely. The Company has not undertaken a detailed analysis of all amounts claimed as research credits for federal or state tax purposes. As a result, amounts ultimately realized for research credits were included in management's consideration of uncertain tax benefits. An immaterial amount of research credits have been utilized to offset payroll taxes in prior years.

As a result of the adoption of guidance related to accounting for uncertain tax positions the Company recognized no change in its liability for unrecognized benefits. The Company did not recognize any expense for interest and penalties related to unrecognized benefits during 2022 and 2021, and the Company does not have any amounts related to interest and penalties accrued at December 31, 2022 and 2021.

The Company files U.S. federal, state, and city tax returns. The Company's previously filed tax returns are subject to tax examinations, except in certain limited circumstances. The Company does not have any tax audits or other issues pending.

Note 13 - Contingencies:

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. As of December 31, 2021 litigation fees and a judgement totaling approximately $790,000 were ruled against the Company. The Company later filed a motion to offset the jury award by approximately $312,000, and thus accrued for a contingency of approximately $478,000 in 2021, recorded as other expense on the statement of operations. During 2022, it was ruled that the Company was to pay $930,000 in total claims. Therefore, the Company accrued approximately an additional $452,000, which was recorded as other expense on the statement of operations for the year ended December 31, 2022. The Company does not believe there is further liability related to this claim.

The Company does not anticipate any material losses with respect to existing or pending claims and lawsuits as of December 31, 2022.

Note 14 - Related party transactions:

Bionatus - A shareholder of the Company who is also a member of management, is also a shareholder of Bionatus, LLC ("Bionatus"), an incubator company. Transactions between the Company and Bionatus consist of general business services, primarily related to payment of shared overhead, rent, software and consulting services. Payments for these shared services are based on each company's pro rata utilization and are owed monthly to Bionatus. Payments for these shared services are owed monthly to Bionatus and were approximately $1,085,000 and $751,000 for the years ended December 31, 2022 and 2021, respectively, and $253,000 and $652,000 was owed to Bionatus as of December 31, 2022 and 2021, respectively, for these services.

Under the contractual agreement between the Company and Bionatus, no amounts are required to be paid to provide Bionatus with financial support for ongoing operations. Additionally, a board advisor of Bionatus periodically provides legal services to the Company.

Other transactions - In 2013, a shareholder of the Company was granted royalties on the Company's proprietary refrigerant and main product, in the amount of $0.75 per pound sold by the Company in exchange for research and development services provided, until $500,000 in royalties is paid, after which royalties will be 6% of gross profits. This threshold was met in late 2021. Royalties were approximately $327,000 and $348,000, respectively, for the years ended December 31, 2022 and 2021 and $52,000 and $448,000 were owed to this shareholder for royalties as of December 31, 2022 and 2021, respectively.

Note 15 - Asset acquisition:

In July 2021, the Company entered into an asset acquisition transaction to acquire technology assets from XREF Publishing Company, Inc. (“XREF”) in exchange for $3,000,000 in cash. As a part of the transaction, a minimal amount of other assets was acquired and liabilities were assumed, as such under ASC 805, *Business Combinations*, the Company accounted for this transaction as an asset acquisition, whereby the transaction was determined to be for acquisition of a single identifiable asset. The total transaction prices consisted of the $3,000,000 less ending cash transferred of approximately $113,000, resulting in an approximate $2,889,000 acquisition price. The acquired asset was determined to have an expected useful life of 15 years. Additionally, as a part of the transactions, certain XREF employees entered into consulting/employment agreements with the Company to aid in the transition of the technology acquired. These employment agreements include market rate compensation including incentive stock options. The Company funded this acquisition through proceeds from the note payable described in Note 6.

Note 16 - Subsequent events:

Warrants - In February 2023, the Board approved the issuance of a warrants to purchase up to 16,631 and 80,000 shares of common stock to a service provider with terms similar to those described in Note 10.

Preferred stock issuance - In April 2023 the Company issued 357,158 shares of preferred stock for cash proceeds of approximately $6,600,000. As a part of this issuance the Company amended its certificate of incorporation to increase the number of authorized preferred stock. There were no changes to the rights and preferences as a part of this amendment. These issued shares have substantially the same rights and preferences as those described in Note 7.

Notes payable - In March 2023 the Company amended its existing note payable agreement described in Note 6 to increase the borrowing capacity from $9,000,000 to $19,000,000, with a maturity date of September 2025 for the increased borrowing. In March 2023 the Company drew approximately $1,700,000 on the amended note.